EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67955

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: East Wind Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

810 Seventh Avenue, 35th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	561-784-8922	ssinger@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

733 Route 35 N, Ste A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joshua Schwartz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of East Wind Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
TABLE OF CONTENTS



Adeptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of East Wind Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of East Wind Securities, LLC as of December 31, 2025 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of East Wind Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of East Wind Securities, LLC’s management. Our responsibility is to express an opinion on East Wind Securities, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to East Wind Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as East Wind Securities, LLC’s auditor since 2017.

Adeptus Partners, LLC

Jericho, New York
February 27, 2026

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>Assets</u>

Cash	$	230,383
Accounts receivable, net of allowance for credit losses of $609,510		320,000
Prepaid expenses and other assets		8,636
Total assets	$	559,019

<u>Liabilities and Member's Equity</u>

Accounts payable and accrued expenses	$	256,010
Total liabilities		256,010
Member's equity		303,009
Total liabilities and member's equity	$	559,019

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

Organization

East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to both US and foreign based companies, including mergers and acquisition-related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying statement of financial condition is presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Reference to "ASC" hereafter refers to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the authoritative source of U.S. GAAP.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2025, the Company's cash accounts did not exceed such insurance limits. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2025.

Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for income tax purposes, and accordingly no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member. The Company's tax preparers reviewed the Company's tax position and the results from the operations and as a result of this review, the Company has determined there were no uncertain tax positions. The determination is subject to ongoing reevaluation based on facts and circumstances. The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years prior to 2022.

Segment Reporting

In accordance with the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), the Company makes disclosures required by ASC 280 which are provided in Note 6 – Segment Reporting.

NOTE 3 – ACCOUNTS RECEIVABLE AND RELATED CREDIT LOSSES

The Company follows Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("CECL"). For short-term accounts receivable, CECL requires an entity to estimate the credit losses expected to be incurred over the life of a financial asset based on historical experience, current conditions, and reasonable and supportable forecasted information. The Company then records the estimated expected credit losses using an allowance for credit losses, which is presented as a reduction to accounts receivable on the balance sheet. Subsequent changes in the estimated expected credit losses are reported in the respective period's earnings. Receivables are written off when they are determined to be uncollectible. As of January 1, 2025, accounts receivable was $1,360,599 before the allowance for credit losses, and as of December 31, 2025, there were accounts receivable of $929,510 before the allowance for credit losses.

The activity related to the allowance for credit losses for fees receivable during the year ended December 31, 2025 was as follows:

Allowance for credit losses as of January 1, 2025	$ 693,350
Provision for credit losses	72,298
Write-offs	(156,138)
Allowance for credit losses as of December 31, 2025	$ 609,510

NOTE 4 – CONCENTRATION OF CREDIT RISK

Approximately 86% of accounts receivable as of December 31, 2025, was due from three clients.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2025, the Company's net capital was $182,373, which exceeded requirements by $165,306. The ratio of aggregate indebtedness to net capital was 1.40 to 1 at December 31, 2025.

NOTE 6 – SEGMENT REPORTING

As indicated in Note 1, the Company provides financial advisory services to both US and foreign based companies, including mergers and acquisition-related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients. The Company's operations constitute a single operating segment and, therefore, a single reportable segment as defined by Accounting Standards Codification 280, as it conducts its business activities and reports financial results using information of the Company as a whole. The Managing Partner of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through the date that this financial statement was available to be issued on February 27, 2026. There were no subsequent events requiring disclosure.